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                    [CanWest Global Communications Corp.]
                                 NEWS RELEASE

For Immediate Release
December 8, 2004

                    CanWest MediaWorks New Zealand Reports
                     26% EBITDA Increase in First Quarter

Television and radio operations continuing excellent performance improvement

Winnipeg - CanWest Global Communications Corp. announced today that its New Zealand media operation, CanWest MediaWorks (NZ), reported a 26% improvement in its first quarter earnings before interest, income tax, depreciation and amortization (EBITDA) compared with the same quarter last year. CanWest MediaWorks (NZ) recorded EBITDA of NZ$26.4 million for the three-month period ended November 30, 2004, up by 26% from NZ$20.9 million last year. Revenues increased 10% to NZ$70.2 million from NZ$63.8 million in the first quarter last year.

CanWest MediaWorks (NZ) is a publicly traded company listed on the New Zealand Stock Exchange. CanWest Global Communications Corp. holds a 70% interest in the company.

Brent Impey, CanWest MediaWorks (NZ)'s Chief Executive Officer, pointed to the exceptional results of the television operations, where EBITDA increased 44% over the same period last year, as the main contributor to the improved overall results. "A NZ$5 million increase in EBITDA in one quarter, in an already strong economy, is an excellent result and a reflection of the consistent ratings increase and audience share at TV3 and a markedly improved audience share at C4," added Impey.

C4, the re-branded music and youth oriented channel, was launched during the first quarter of last year, and contributed NZ$285,000 in EBITDA for the quarter compared to an EBITDA loss of NZ$443,000 in the same quarter last year.

Tom Strike, President of CanWest MediaWorks International, and Chairman of the New Zealand company, was particularly pleased with the improvements at the television operations. "TV3 has made great strides in its programming schedule by creating a bona fide domestic hit with the comedy bro'Town, the most successful show in the network's history, along with a number of international hits," said Strike. "Plus the programming at C4 has obviously hit a chord with young New Zealanders and the advertisers who want to reach them are responding."

CanWest RadioWorks continued its strong, stable growth story with a 9% increase in EBITDA to NZ$9.5 million for the quarter, up from NZ$8.7 million in the prior year.
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Revenues at the radio group were up 7% to NZ$28.0 million for the quarter, from
NZ$26.3 million the year earlier.

This news release contains comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV www.CanWestglobal.com) is an international media company. CanWest is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in radio, conventional television, out-of-home advertising, specialty cable channels and Web sites in Canada, New Zealand, Australia and Ireland.

                                     -30-

For more information, please contact:

Geoffrey Elliot                         or      John Maguire
Vice President, Corporate Affairs               Chief Financial Officer
Tel:   (204) 956-2025                           Tel:  (204) 956-2025
Fax:  (204) 947-9841                            Fax:  (204) 947-9841
gelliot@canwest.com                             jmaguire@canwest.com